

December 16, 2010

Mr. Andrew L. Krawitt
Principal Financial Officer
Crane Co.
100 First Stamford Place
Stamford, CT  06902

      **RE:**    **Crane Co.**
              **Form 10-K for the Fiscal Year ended December 31, 2009**
              **Forms 10-Q for the Fiscal Periods ended March 31, 2010, June 30, 2010**
              **and September 30, 2010**
              **Form 8-K filed on October 25, 2010**
              **File No. 1-1657**

Dear Mr. Krawitt:

      We have completed our review of your filings and do not have any further comments at this time.

                              Sincerely,


                              Rufus Decker
                              Accounting Branch Chief